UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

                         STRATEGIC HOTELS & RESORTS INC.

(Name of Issuer)

                Series B Preferred Stock, $0.01 par value per share

(Title of Class of Securities)

                                                    86272T403

(CUSIP Number)

                                            February 25, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	13G	Page X of XX

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). NV North American Opportunity Fund 98-0454389

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization CAYMAN ISLANDS

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 353,100

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 353,100

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 353,100

10.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (11) 7.68%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No.	13G	Page X of XX

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Millennium Group LLC 36-4263954

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization ILLINOIS

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 353,100

	6.	Shared Voting Power

	7.	Sole Dispositive Power 353,100

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 353,100

10.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (11) 7.68%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No.	13G	Page X of XX

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). HIGHLAND PARK PARTNERS FUND LP

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 353,100

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 353,100

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 353,100

10.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (11) 7.68%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.	13G	Page X of XX

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). HPP GP LLC

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 353,100

	6.	Shared Voting Power

	7.	Sole Dispositive Power 353,100

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 353,100

10.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (11) 7.68%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No.	13G	Page X of XX

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). TRENT STEDMAN

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 353,100

	6.	Shared Voting Power

	7.	Sole Dispositive Power 353,100

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 353,100

10.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (11) 7.68%

12.	Type of Reporting Person (See Instructions) IN

13G

CUSIP No.

ITEM 1.

(a) Name of Issuer:

STRATEGIC HOTELS & RESORTS, INC.

(b) Address of Issuer's Principal Executive Offices:

200 WEST MADISON STREET, SUITE 1700, CHICAGO, IL 60606

ITEM 2.

(a)	Name of Person Filing:

(i)	NV North American Opportunity Fund
(ii)	Millennium Group LLC
(iii)	Highland Park Partners Fund LP
(iv)	HPP GP LLC
(v)	Trent Stedman

(collectively, the “Reporting Persons” and each a “Reporting Person”)

(b)	Address of Principal Business Office, or if None, Residence:

799 Central Ave., Suite 350, Highland, IL 60035

(c)	Citizenship:

(i)	NV North American Opportunity Fund, Cayman Islands
(ii)	Millennium Group LLC, Illinois
(iii)	Highland Park Partners Fund LP, Delaware
(iv)	HPP GP LLC, Delaware
(v)	Trent Stedman, USA

(d) Title of Class of Securities:

Series B Preferred Stock, $0.01 par value per share

(d)	CUSIP Number:

86272T403

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

(i)	NV North American Opportunity Fund(1)
(a)	Amount beneficially owned: 353,100
(b)	Percent of class: 7.68%
(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 353,100

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 353,100

(iv) Shared power to dispose or to direct the disposition of: 0

__________________

(1) NV North American Opportunity Fund directly beneficially owns 288,800 shares of Series B Preferred Stock.

Millennium Group LLC is the investment manager of NV North American Opportunity Fund. Highland Park

Partners Fund LP directly beneficially owns 64,300 shares of Series B Preferred Stock. HPP GP LLC is the general partner of Highland Park Partners Fund LP. Trent Stedman is a member of Millennium Group LLC and is also the sole member of HPP GP LLC. Trent Stedman, by virtue of his relationship to NV North

American Opportunity Fund, Millennium Group LLC, Highland Park Partners Fund LP, and HPP GP LLC, may

be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Series B Preferred Stock subject to this filing. The percentage of beneficial ownership of 7.68% (or 353,100 shares of Series B Preferred Stock) is based on 4,600,000 shares of Series B Preferred Stock outstanding as of February 27, 2009 (as set forth on the Issuer's Form S-3, filed on March 4, 2009 with the Securities and Exchange Commission).

(ii)	Millennium Group LLC(2)
(a)	Amount beneficially owned: 353,100
(b)	Percent of class: 7.68%
(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 353,100

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 353,100

(iv) Shared power to dispose or to direct the disposition of: 0

__________________

(2) NV North American Opportunity Fund directly beneficially owns 288,800 shares of Series B Preferred Stock.

Millennium Group LLC is the investment manager of NV North American Opportunity Fund. Highland Park

Partners Fund LP directly beneficially owns 64,300 shares of Series B Preferred Stock. HPP GP LLC is the general partner of Highland Park Partners Fund LP. Trent Stedman is a member of Millennium Group LLC and is also the sole member of HPP GP LLC. Trent Stedman, by virtue of his relationship to NV North

American Opportunity Fund, Millennium Group LLC, Highland Park Partners Fund LP, and HPP GP LLC, may

be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Series B Preferred Stock subject to this filing. The percentage of beneficial ownership of 7.68% (or 353,100 shares of Series B Preferred Stock) is based on 4,600,000 shares of Series B Preferred Stock outstanding as of February 27, 2009 (as set forth on the Issuer's Form S-3, filed on March 4, 2009 with the Securities and Exchange Commission).

(iii)	Highland Park Partners Fund(3)
(a)	Amount beneficially owned: 353,100
(b)	Percent of class: 7.68%
(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 353,100

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 353,100

(iv) Shared power to dispose or to direct the disposition of: 0

__________________

(3) NV North American Opportunity Fund directly beneficially owns 288,800 shares of Series B Preferred Stock.

Millennium Group LLC is the investment manager of NV North American Opportunity Fund. Highland Park

Partners Fund LP directly beneficially owns 64,300 shares of Series B Preferred Stock. HPP GP LLC is the general partner of Highland Park Partners Fund LP. Trent Stedman is a member of Millennium Group LLC and is also the sole member of HPP GP LLC. Trent Stedman, by virtue of his relationship to NV North

American Opportunity Fund, Millennium Group LLC, Highland Park Partners Fund LP, and HPP GP LLC, may

be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Series B Preferred Stock subject to this filing. The percentage of beneficial ownership of 7.68% (or 353,100 shares of Series B Preferred Stock) is based on 4,600,000 shares of Series B Preferred Stock outstanding as of February 27, 2009 (as set forth on the Issuer's Form S-3, filed on March 4, 2009 with the Securities and Exchange Commission).

(iv)	HPP GP LLC(4)
(a)	Amount beneficially owned: 353,100

(b)	Percent of class: 7.68%
(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 353,100

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 353,100

(iv) Shared power to dispose or to direct the disposition of: 0

__________________

(4) NV North American Opportunity Fund directly beneficially owns 288,800 shares of Series B Preferred Stock.

Millennium Group LLC is the investment manager of NV North American Opportunity Fund. Highland Park

Partners Fund LP directly beneficially owns 64,300 shares of Series B Preferred Stock. HPP GP LLC is the general partner of Highland Park Partners Fund LP. Trent Stedman is a member of Millennium Group LLC and is also the sole member of HPP GP LLC. Trent Stedman, by virtue of his relationship to NV North

American Opportunity Fund, Millennium Group LLC, Highland Park Partners Fund LP, and HPP GP LLC, may

be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Series B Preferred Stock subject to this filing. The percentage of beneficial ownership of 7.68% (or 353,100 shares of Series B Preferred Stock) is based on 4,600,000 shares of Series B Preferred Stock outstanding as of February 27, 2009 (as set forth on the Issuer's Form S-3, filed on March 4, 2009 with the Securities and Exchange Commission).

(v)	Trent Stedman(5)
(a)	Amount beneficially owned: 353,100
(b)	Percent of class: 7.68%
(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 353,100

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 353,100

(iv) Shared power to dispose or to direct the disposition of: 0

__________________

(5) NV North American Opportunity Fund directly beneficially owns 288,800 shares of Series B Preferred Stock.

Millennium Group LLC is the investment manager of NV North American Opportunity Fund. Highland Park

Partners Fund LP directly beneficially owns 64,300 shares of Series B Preferred Stock. HPP GP LLC is the general partner of Highland Park Partners Fund LP. Trent Stedman is a member of Millennium Group LLC and is also the sole member of HPP GP LLC. Trent Stedman, by virtue of his relationship to NV North

American Opportunity Fund, Millennium Group LLC, Highland Park Partners Fund LP, and HPP GP LLC, may

be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Series B Preferred Stock subject to this filing. The percentage of beneficial ownership of  7.68% (or 353,100 shares of Series B Preferred Stock) is based on 4,600,000 shares of Series B Preferred Stock outstanding as of February 27, 2009 (as set forth on the Issuer's Form S-3, filed on March 4, 2009 with the Securities and Exchange Commission).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March __, 2009	NV North American Opportunity Fund By: Millennium Group LLC By: ——————————————— Trent Stedman, Sole Member

Dated as of March __, 2009	Millennium Group LLC By: ——————————————— Trent Stedman, Member

Dated as of March __, 2009	Highland Park Partners Fund LP By: HPP GP LLC By: ——————————————— Trent Stedman, Sole Member

Dated as of March __, 2009	HPP GP LLC By: ——————————————— Trent Stedman, Sole Member

Dated as of March __, 2009	By: ——————————————— Trent Stedman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)